CLASS B DISTRIBUTION PLAN OF

THE ALGER FUNDS

Pursuant to the provisions of Rule 12b-1 under the Investment Company Act of 1940, as amended (the “Act”), this Rule 12b-1 Plan (the “Plan”) has been adopted for The Alger Funds (the “Fund”) with respect to the Class B Shares of each of its series listed on Schedule A hereto, as such Schedule may be amended in writing from time to time (each, a “Portfolio”), by a majority of the members of the Fund’s Board of Trustees (the “Board”), and separately by a majority of the members who are not “interested persons” of the Fund, as such term is defined in the Act, and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (the “Independent Trustees”), at a meeting called for the purpose of voting on this Plan, and it has been approved by a majority of the outstanding Class B Shares of each Portfolio with respect to which Rule 12b-1 requires such approval.

1.

Distribution Expenses. The Fund will reimburse the distributor of its shares, Fred Alger & Company, LLC (“Alger”), for certain expenses incurred by Alger in connection with the offering and sale of Class B Shares of beneficial interest of each of the Portfolios. The Fund may reimburse Alger for distribution expenses at an annual rate not to exceed 0.75% of the average daily net assets represented by Class B Shares of each of the Portfolios. Such reimbursements shall be made only out of the assets of a Portfolio allocable to its Class B Shares. Any contingent deferred sales charges received by Alger with respect to Class B Shares will also be used in defraying expenses related to the distribution of Class B Shares of the Portfolios. Amounts so received will reduce the amount of total expenses for which reimbursement may be sought under the Plan. Distribution expenses incurred in a year in excess of contingent deferred sales charges received by Alger relating to redemption of Class B Shares of a Portfolio during that year and 0.75% of such Portfolio’s average daily net assets represented by Class B Shares may be carried forward and sought to be reimbursed in future years. Interest at the prevailing “prime rate” (as defined in FINRA Rule 2341(b)(5)) plus one percent per annum may be charged to the Portfolios on any expenses carried forward.

2.

Expenses Covered by the Plan. The Fund may reimburse Alger under Section 1 of this Plan for any expenses primarily intended to result in the sale of a Portfolio’s Class B Shares, including, but not limited to: (a) costs relating to the formulation and implementation of marketing and promotional activities, including, but not limited to, direct mail promotions and television, radio, newspaper, magazine and other mass media advertising, (b) compensation in the form of sales, concessions and continuing compensation to securities dealers whose customers hold Class B Shares of a Portfolio, (c) costs of printing and distributing prospectuses, statements of additional information and reports of the Fund to prospective Class B shareholders of a Portfolio, (d) costs involved in preparing, printing and distributing sales literature pertaining to Class B Shares of a Portfolio, (e) costs involved in obtaining whatever information, analyses and reports with respect to marketing and promotional activities with respect to Class B Shares on behalf of a Portfolio that the Fund may, from time to time, deem advisable, and (f) costs related to an allocable portion of overhead and other Alger expenses relating to persons who are engaged in, or provide support services in connection with the distribution of the Portfolios’ Class B Shares. To the extent that amounts paid hereunder to and retained by Alger are not used specifically to reimburse Alger for any such expense, such amounts may be treated as compensation for Alger’s distribution-related services. All amounts expended pursuant to the Plan shall be paid to Alger and are the legal obligation of the Fund and not Alger.

3.

Shareholder Services. In addition to the payments authorized in Section 1, the Fund may pay Alger, on behalf of each Portfolio, a distribution and/or service (12b-1) fee computed at an annual rate of up to 0.25% of the average daily net assets allocable to the Class B Shares of the Portfolio, and such fee will be charged only to the Class B shareholders. The distribution and/or service (12b-1) fee will be used by Alger to provide compensation for ongoing servicing and/or maintenance of shareholder accounts and to cover an allocable portion of overhead and other Alger and selected dealer office expenses related to the servicing and/or maintenance of shareholder accounts. Compensation will be paid by Alger to persons, including Alger employees, who respond to inquiries of shareholders of the Fund regarding their ownership of shares or their accounts with the Fund or who provide other similar services not otherwise required to be provided by the Fund’s investment manager, transfer agent, administrator or other agent of the Fund.

4.

Periodic Reporting. Alger shall prepare reports for the Board on a quarterly basis showing amounts paid pursuant to this Plan and any other related agreement, the purpose for such expenditure, and such other information as from time to time shall be reasonably requested by the Board.

5.

Continuance. This Plan shall continue in effect with respect to each Portfolio indefinitely, provided that such continuance is approved at least annually by a vote of a majority of Board, and separately by a majority of the Independent Trustees, cast in person at a meeting called for such purpose.

6.

Additional Portfolios. The Plan shall become effective with respect to Portfolios not currently listed on Schedule A hereto upon obtaining the requisite approvals with respect to such Portfolios in accordance with Sections 5 and 8 hereto.

7.

Termination. This Plan may be terminated with respect to a Portfolio at any time without penalty by vote of a majority of the Independent Trustees or by vote of the majority of the outstanding Class B Shares of the Portfolio.

8.

Amendment. This Plan may not be amended to materially increase the amount payable for distribution to Alger by the Fund without the vote of a majority of the outstanding Class B Shares of each Portfolio. All material amendments to this Plan must in any event be approved by a vote of a majority of the Board, and separately by a majority of the Independent Trustees, cast in person at a meeting called for such purpose.

9.	Related Agreements. Any agreement related to this Plan shall be in writing and shall provide:

a.

That such agreement may be terminated with respect to a Portfolio at any time, without payment of any penalty, by vote of a majority of the Independent Trustees or by vote of a majority of the outstanding Class B Shares of the Portfolio, on not more than sixty (60) days’ written notice to any other party to the agreement; and

b.	that such agreement shall terminate automatically in the event of its assignment.

10.	Governance Standards. So long as this Plan is in effect, the Fund will comply with the provisions of Rule 12b-1(c).

11.

Recordkeeping. The Fund will preserve copies of this Plan, and all related agreements, and all reports made pursuant to Paragraph 2 above for a period of not less than six (6) years from the date of this Plan or any such agreement or report, as the case may be, the first two (2) years in an easily accessible place.

12.

Limitation of Liability. Any obligation of the Fund hereunder shall be binding only upon the assets of the Fund and shall not be binding on any trustee, officer, employee, agent, or shareholder of the Fund. Neither the authorization of any action by the trustees or shareholders of the Fund nor the adoption of the Plan on behalf of the Fund shall impose any liability upon any trustees or upon any shareholder.

13.

Definitions. The terms “interested person,” “vote of a majority of the outstanding voting securities” and “assignment” shall have the meanings set forth in the Act and the rules and regulations thereunder.

Dated September 17, 2024

Schedule A

Alger International Opportunities Fund

Alger Mid Cap Growth Fund

Alger Small Cap Growth Fund